Exhibit (a)(1)(vi)
TIMCO AVIATION SERVICES, INC.
Offer for Early Conversion of Outstanding
8% Senior Subordinated Convertible PIK Notes Due 2006
(Cusip No. 887151AA6)
and
8% Junior Subordinated Convertible PIK Notes Due 2007
(Cusip No. 887151AB4)
to
Shares of Authorized but Unissued Common Stock
and
Solicitation of Consents for Proposed Amendments to the Indenture for the
8% Senior Subordinated Convertible PIK Notes Due 2006
        We have amended our offer for early conversion of our 8% Senior Subordinated Convertible Payable-In-Kind (“PIK”) Notes due December 31, 2006 (“Senior Notes”) and our 8% Junior Subordinated Convertible PIK Notes due January 2, 2007 (“Junior Notes,” and collectively with the Senior Notes, the “Notes”). Under the terms of the amended offer and consent solicitation, we are offering holders of Notes the right to receive a premium payable in shares of our Common Stock if they agree to an early conversion of their Notes into Common Stock in this offer and consent solicitation.
      Under the terms of the amended offer and consent solicitation, if you elect to convert your Senior Notes into Common Stock during the Special Conversion Period, for each $1,000 in principal amount of Senior Notes, including PIK interest and any accrued but unpaid interest thereon, that you hold, you will receive:

•	the approximate 2,080 shares of Common Stock that you would have received upon the automatic conversion of your Senior Notes into equity at their maturity, plus

•	a conversion premium equal to approximately 312 shares of Common Stock.
      Under the terms of the amended offer and consent solicitation, if you elect to convert your Junior Notes into Common Stock during the Special Conversion Period, for each $1,000 in principal amount of Junior Notes, including PIK interest and any accrued but unpaid interest thereon, that you hold, you will receive approximately:

•	the approximate 2,056 shares of Common Stock that you would have received upon the automatic conversion of your Junior Notes into equity at their maturity, plus

•	a conversion premium equal to approximately 294 shares of Common Stock.
      The offer and consent solicitation will expire at 5:00 P.M., New York City time, on October 6, 2005, unless extended or terminated by us.
      If you do not convert your Notes into Common Stock during the Special Conversion Period, you will continue to hold your Notes, which will automatically convert by their terms into shares of Common Stock at their maturity without the payment of any premium. The offer and consent solicitation is being made on the terms and subject to the conditions set forth in the offering circular dated August 17, 2005, as modified by this supplement, and in the Consent and Special Conversion Letter of Transmittal that we previously mailed to you. If the offer and consent solicitation is withdrawn or otherwise not completed, we will return Notes that have been tendered for conversion to you, without expense to you.
      Procedures for tendering Notes are set forth under “Procedures for Tendering Notes and Delivering Consents” beginning on page 29 of the offering circular. Tendering Noteholders may continue to use the Consent and Special Conversion Letter of Transmittal that was previously circulated. While that Consent and Special Conversion Letter of Transmittal does not indicate that we are offering the premium shares of Common Stock, Noteholders using that Consent and Special Conversion Letter of Transmittal will nevertheless receive the premium shares of Common Stock. Noteholders who have already properly tendered their Notes will automatically receive the premium shares and do not need to take any further action.
      Except as otherwise set forth in this supplement, the terms and conditions set forth in the offering circular and the Consent and Special Conversion Letter of Transmittal are applicable in all respects to the offer and consent solicitation. The information set forth herein should be read in conjunction with the offering circular, and unless the context requires otherwise, terms not defined herein which are defined in the offering circular have the meaning ascribed to them in the offering circular.
The date of this supplement is September 21, 2005.

QUESTIONS AND ANSWERS ABOUT THE AMENDED OFFER AND CONSENT SOLICITATION
How have we amended the offer and consent solicitation?
      We have amended our offer and consent solicitation to increase the number of shares of Common Stock we will issue upon conversion of the Notes in the offer and consent solicitation. The revised number of shares represents a premium of approximately 15% over the original number of shares of Common Stock that noteholders would have received upon conversion of the Notes in the offer and consent solicitation.
Why did we amend the offer and consent solicitation?
      On September 20, 2005, we entered into a letter agreement with Owl Creek Asset Management LP (“Owl Creek”), who beneficially owns approximately $24.9 million in aggregate principal amount of our Senior Notes. In the letter agreement, Owl Creek agreed to tender the Senior Notes that it owns in the offer and consent solicitation if we offered all Noteholders a 15% premium payable in shares of our Common Stock in the offer and consent solicitation and we agreed to modify the terms of the tender offer to that effect.
If I already tendered my shares in the offer and consent solicitation, do I have to do anything now?
      No. Noteholders who validly tendered their Notes previously and have not withdrawn them do not have to take any further action to receive the increased number of shares of Common Stock upon conversion of their Notes.
Has the expiration date of the tender offer been changed?
      Yes. The expiration date of the offer and consent solicitation is now October 6, 2005, at 5:00 P.M., New York City time, unless extended by us.
What changes have we decided to make to the terms of the rights offering from those terms set forth in the offering circular?
      We have decided to increase the number of shares that our stockholders may purchase in the rights offering. It is now anticipated that stockholders will be given the right to purchase 1.5 shares of our post-reverse split Common Stock for each one post-reverse split share (40 pre-reverse split shares) that they own as of the record date for the rights offering. The rights will allow holders to purchase post-reverse split shares of our Common Stock at an exercise price of $4.80 per share ($0.12 per pre-reverse split share). We expect to set the record date for the rights offering immediately after the closing of the offer and consent solicitation, and Noteholders who tender their Notes in the offer and consent solicitation will be permitted to participate in the rights offering in the same manner as other stockholders of TIMCO Aviation Services, Inc.
Who can I contact if I have additional questions about the amended offer and consent solicitation?
      If you have questions or you need assistance, you should contact the Conversion Agent or the Information Agent at the addresses and telephone numbers listed on the back page of this supplement.

CAPITALIZATION
      The following amended table sets forth (1) our actual capitalization as of June 30, 2005 and (2) our pro forma capitalization as of June 30, 2005 after giving effect to the conversion of all of the Notes pursuant to the terms of the amended offer and consent solicitation and the exercise in full of the LJH Warrant. The unaudited historical balance sheet information from which this capitalization table has been derived has been prepared based on the historical consolidated financial statements and related notes of TIMCO that are incorporated into the offering circular by reference herein. The pro forma adjustments are based on available information and certain adjustments that our management believes are reasonable. In the opinion of our management, all adjustments have been made that are necessary to present fairly the unaudited pro forma capitalization data.

	As of June 30, 2005

	Actual	Adjustments		Pro Forma

	(Unaudited)
	(In thousands, except share data)
Revolving loan	$3,274	$—		$3,274
Notes payable to financial institutions	21,724	—		21,724
Capital lease obligation	4,375	—		4,375
Related party term loan	16,587	—		16,587
Old senior subordinated notes due 2008	16,247	—		16,247
New senior subordinated convertible PIK notes due 2006	61,437	(61,437	)(A)	—
Junior subordinated convertible PIK notes due 2007	942	(942	)(A)	—

Total debt	$124,586	(62,379)		$62,207

Stockholders’ (deficit) equity:
Preferred stock, $0.01 par value, 1,000,000 shares authorized, none outstanding, 15,000 shares designated series A junior participating	$—	$—		$—
Common Stock, $0.001 par value, 500,000,000 shares authorized, 256,559,172 shares issued and outstanding on June 30, 2005; 486,562,367 shares issued and outstanding on June 30, 2005 on a pro forma basis	257	230	(B)	487
Additional paid in capital	239,099	62,371	(B)	301,470
Accumulated other comprehensive loss	(286)	—		(286)
Accumulated deficit	(274,442)	(160	)(C)	(274,602)

Total stockholders’ (deficit) equity	(35,372)	62,441		27,069

Total capitalization	$89,214	$62		$89,276

(A)	Represents the conversion of all of the outstanding Senior Notes and Junior Notes into shares of Common Stock in the offer and consent solicitation.

(B)	Reflects: (i) the issuance of 143,392,114 shares of Common Stock to the holders of the Senior Notes; (ii) the issuance of 2,310,774 shares of Common Stock to the holders of the Junior Notes; (iii) the issuance of 21,855,433 shares of Common Stock to the holders of the Senior Notes and Junior Notes as a conversion premium; and (iv) the issuance of 62,444,874 shares to LJH on the full exercise of the LJH Warrant.

(C)	Represents a charge to the consolidated statement of operations reflected as a cost of conversion of subordinated debt relating to the share premium offered hereby. Such charge will be recorded on the date that holders of our Notes convert their debt into equity securities or enter into binding agreements to do so, whichever occurs first.

      Facsimile copies of the Consent and Special Conversion Letter of Transmittal will be accepted from Eligible Institutions. The Consent and Special Conversion Letter of Transmittal and certificates for Notes and any other required documents should be sent or delivered by each holder or his, her or its broker, dealer, commercial bank, trust company or other nominee to the Conversion Agent at its address set forth below.
The Conversion Agent for the offer and consent solicitation is:
Continental Stock Transfer & Trust Company
Reorganization Dept.
17 Battery Place
8th Floor
New York, NY 10004
By Facsimile: (212) 616-7610
Telephone: (212) 845-3229
The Information Agent for the offer and consent solicitation is:
Morrow & Co., Inc.
445 Park Avenue
New York, NY 10022
(800) 654-2468 or (212) 754-8000
timco.info@morrowco.com
      Additional copies of the offering circular, the supplement, the Consent and Special Conversion Letter of Transmittal or other materials may be obtained from the Information Agent or the Conversion Agent and will be furnished at our expense. Questions and requests for assistance may be directed to the Information Agent as set forth above. Holders may also contact their local broker, dealer, commercial bank, trust company or other nominee for assistance concerning the offering circular or the supplement.

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